FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649

Questions for the week ending 6/17

Answers are accurate as of the date above. These answers will not be updated after that date; however, continued weekly updates will contain the most up-to-date information.

General

Q: Suppose the July 7 bankruptcy hearing passes and the judge approves the merger. At what time will the two companies become one company?

A: The July 7 court hearing will not approve the merger; but it will move us closer to the merger by reporting on what other bids have come in. If there are not any other bids, we still have several other approvals to secure before the merger would close. Those approvals must come from the Air Transportation Stabilization Board (ATSB), the Department of Justice and the Department of Transportation (DOT). US Airways creditors committee must also approve the final bid.

As approvals from those entities are gained, we’ll be working towards a late September or early October timeframe. US Airways would emerge from bankruptcy and immediately merge with America West. The new company would then become US Airways. Over the course of two years, we would continue operating with two certificates due to Federal Aviation Administration (FAA) regulations, but we’d begin integration immediately.

Q: Does US Airways have to emerge from bankruptcy before Doug Parker can take control and close the deal?

A: US Airways’ emergence from bankruptcy will take place in conjunction with the merger’s approval. Airways’ plan of reorganization – which must be approved by the bankruptcy judge in order for them to emerge – includes the financing from the proposed merger. America West will not be merging with a bankrupt company, so Doug will not be responsible for pulling the company out of bankruptcy. Airways emergence from bankruptcy, the merger, and the new money coming into the combined company occurs almost simultaneously and those transactions are dependent upon each other to some degree.

Q: Why is US Airways’ filing a statement that the US Airways Operating Certificate will become the surviving airline certificate? Why not combine the certificates?

A: We will be combining the two certificates, which we anticipate will take two to three years, but in the end the combined airline will operate under one certificate. The FAA and DOT require that we use one certificate, which basically means we choose one way to fix our planes, fly our planes and run our airline. Those procedures will be a combination of the separate airlines’ policies, but since we’ll be US Airways, the certificate will be titled appropriately.

Q: I don’t understand the “per share cost” of the stock the investors are getting. For example, Par Investments will pay $100 million for 6.6 million shares at $15.15/share. What does that mean? The current price is less than $6.

A: Simply put, these investors are putting their money into a new company, not into America West. The new company has a higher share value, which accounts for the discrepancy between $6 and $15. Likewise, investors who currently invest in AWA stock will see their share value increase post-merger; however, their total number of shares will decrease to keep the total value the same.

Questions for the week ending 6/17

Answers are accurate as of the date above. These answers will not be updated after that date; however, continued weekly updates will contain the most up-to-date information.

To illustrate, let’s say you have 10 shares of AWA stock at $6.19 per share. Your total is $61.90. With the new company, your shares will be worth $15 each, however you will only receive about 4.125 shares. The total value remains $61.90.

Labor

Q: Do the Allegheny Mohawk Labor Protection Provisions (LPPs) mentioned in a previous Q&A apply to union/represented groups as well as non-union/non-represented groups?

A: The Allegheny Mohawk LPPs – rules related to an airline acquisition in which employee groups are merged – apply to represented employees only. It’s important to note, however, that non-represented employees are just as important to the company as employees who have elected union representation, and when and if the merger occurs, we will make every effort as we combine work groups to merge employee groups, avoid forced layoffs for our employees.

Also, just to clarify, specific contract provisions will determine whether the Allegheny Mohawk LPPs apply. Some contracts provide that the seniority integration will be pursuant to the union’s bylaws or merger policy if the same union represents the bargaining units at the two merging airlines. Some contracts say that the Mohawk Allegheny LPPs will guide the integration process, especially where different unions are involved in the seniority integration.

Q: In reference to the last page of the Plane Deal May 19, I have a question about the following information. You answered the question, “How does this deal benefit AWA and our employees?” with an answer mentioning profit sharing as a perk. Was this directed toward all employees or just the non-union employees?

A: The initial issue of Plane Deal (and the full employee Q&A) did mention profit sharing as a potential perk; however, since then, we’ve haven’t elaborated on the subject, because we simply aren’t 100 percent sure that we’ll have this as a program for all employees once the merger closes. We probably got a little ahead of ourselves, which is why you haven’t seen additional information about the potential of a profit sharing plan. You should know that the leadership team firmly believes in having a program that shares the upside with all employees and with that, we’ll be looking at profit sharing as a potential program in the new airline. Until the merger closes though, all employee benefits remain under discussion.

FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways’ management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtain and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ repo rts to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways’ various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, a registration statement, including a proxy statement of America West Holdings, and other materials will be filed with the Securities and Exchange Commission (the “SEC”). WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement (when available) as well as other filed documents containing information about US Airways and America West at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways’ SEC filings are also available on US Airways’ website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22224.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION

America West, US Airways and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, will be set forth in the registration statement and proxy statement and other materials to be filed with the SEC in connection with the proposed transaction.